Management’s Discussion and Analysis

For the Year Ended December 31, 2010

Dated: March 24, 2011

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) has been prepared by management in accordance with the requirements under National Instrument 51-102 as of March 24, 2011, and provides comparative analysis of Quaterra’s financial results for the years ended December 31, 2010 and 2009.

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2010 and 2009 and the related notes thereto. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation of Canadian GAAP to United States GAAP is disclosed in Note 17 of the financial statements. All amounts contained herein are in Canadian dollars, unless otherwise indicated

Quaterra is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterraresources.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Overall Performance

Corporate Development

On February 4, 2011, the Company closed its second financing with Goldcorp Inc. (“Goldcorp”) pursuant to the Investment Framework Agreement (“IFA”) signed on January 29, 2010. The private placement consisted of 3,293,407 units at $1.82 for gross proceeds of US$6.0 million. Each unit comprised one common share of the Company and one-half of a share purchase warrant exercisable at $2.27 per share for a period of two years.

The first US$4.0 million private placement with Goldcorp was closed in February 2010. 3,001,418 common shares and 1,500,709 two-year share purchase warrants were issued at price of $1.41 and $1.76, respectively. The funds were used in the Company’s generative exploration program in central Mexico.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

On October 27, 2010, the Company closed a brokered private placement by issuing 11,724,200 units at a unit price of $1.45 raising gross proceeds of $17,000,090. 5,862,100 warrants were issued at an exercise price of $1.90 expiring October 27, 2012. GMP Securities L.P. (“GMP”), as sole agent, received a 6.0% cash commission totaling $1,020,005 and 703,452 compensation options exercisable at $1.90 for two years after the closing.

On April 21, 2010, the Company accelerated the expiry dates to May 25, 2010 for the US dollar share purchase warrants related to the convertible notes of the Company issued on November 27, 2008, December 19, 2008 and January 15, 2009. On May 25, 2010, 6,083,957 of these accelerated warrants were exercised. US$4.6 million proceeds were received and were used to continue exploration and update the resource estimates for the Company’s MacArthur copper project, Nieves silver properties and for general administration.

Mr. Gerald Prosalendis was appointed as Vice President, Corporate Development of the Company in March 2010. Mr. Prosalendis has held similar positions in other companies including Western Silver Corporation which was sold to Glamis Gold Ltd. for $1.6 billion in 2006. Mr. Prosalendis will bring his experience in corporate strategy, markets, shareholder relations and communications to the Company.

Corporate Development - Property

Earn-in Agreement in Texas: on November 24, 2010, the Company signed an earn-in agreement with Freeport-McMoRan Mineral Properties Inc. (Freeport) for its Cave Peak molybdenum property in Texas. Freeport has the right and option to acquire a 70% ownership interest in this property by paying 2011 land holding costs on behalf of the Company and by spending US$5 million on exploration over four years ending in 2015.

Upon Freeport earning a 70% interest, the parties have agreed to joint venture further exploration and, if warranted, development of the property on a 70/30 basis, with Freeport either funding the Company’s share of costs through to delivery of a bankable feasibility study or converting its interest to a 1% net smelter return royalty (“NSR”) if it determines not to deliver such a feasibility study.

Option Agreement in Alaska: on June 17, 2010, the Company signed an option agreement with Grande Portage Resources Ltd. (“Grande Portage”) for its Herbert Glacier gold property located 20 miles north of Juneau, Alaska. Grande Portage may earn up to a 65% interest in the property by spending US$1.25 million over two years.

In the first year Grande Portage earns a 51% interest in the property by spending US$750,000 on or before June 15, 2011. In the second year Grande Portage has the option to earn an additional 14% interest by spending US$500,000 on or before June 15, 2012.

If Grande Portage earns the interest, the two parties will form a joint venture for the further exploration and development of the property, with each party bearing its proportionate share of costs. If the interest of either party falls to 10% or less, it will revert to a 1% NSR, which may be acquired by the other party at any time for US$1 million.

Goldcorp Investment Framework Agreement (IFA): The Company entered into an agreement with Goldcorp of Vancouver, B.C. on January 29, 2010. Goldcorp has an opportunity to acquire an interest in certain mining properties held by the Company in central Mexico, in return for funding a two-year generative exploration program by Quaterra through the private placement of US$10 million in the Company, US$4 million in 2010 and US$6 million in 2011. All funds have been received by the Company.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

In the aggregate, the number of shares acquired by Goldcorp shall not total more than 9.9% of the issued and outstanding shares of the Company. In the event that this restriction would prevent the purchase of the full amount of the second placement shares, or exercise of any of the warrants by Goldcorp, the Company may either:

a)	Consent in writing to Goldcorp owning more than 9.9% of the issued and outstanding shares of the Company; or

b)	Extend the warrants if applicable; or

c)	Cause a third party, or the Company, to buy the shares which would put Goldcorp higher than the 9.9% ownerships limitation.

Goldcorp has an option to acquire up to 65% in any property in the central Mexico area of interest, with the exception of Nieves, by spending US$2 million over a two-year period on advanced exploration and by completing a bankable feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

On February 5, 2010, Goldcorp selected the Company’s Sierra Sabino property as its first advanced project.

Santo Domingo, Mexico - On January 13, 2010, the Company finalized an option agreement with La Cuesta International, Inc. (“LCI”) to acquire a 100% interest in the Santo Domingo prospect located in Durango, Mexico about 120 kilometers west-northwest of Torreon.

Quaterra has the right to earn a 100% interest in the property by paying LCI a total consideration of US$7.5 million, which includes semi-annual lease/pre-production payments and a 1% NSR payment. Quaterra also issued 100,000 common shares to LCI.

This property is included in the Goldcorp IFA agreement.

Exploration

On December 15, the Company released the results of the updated NI43-101 compliant independent resource estimate for the MacArthur Copper Project, based on an additional 42,579 feet of exploration drilling conducted by Quaterra during 2009 and 2010. The estimate by Tetra Tech, Inc. of Golden, Colorado, gives the project a base case measured and indicated oxide/chalcocite resource of 143.7 million tons averaging 0.192% total copper (TCu) containing 551.6 million pounds of copper. The inferred oxide/chalcocite resource was estimated at 215.0 million tons averaging 0.197% TCu containing 846.8 million pounds of copper. An inferred primary sulfide resource of 74.1 million tons averaging 0.256% TCu contains 379.5 million pounds of copper. The updated resource uses base case cutoff grades of 0.12% (TCu) for the leachable (oxide/chalcocite) resources and 0.15% TCu for primary sulfide resources.

On September 9, 2010, the Company announced the results of 21,143 feet of reverse circulation drilling in 37 holes at the MacArthur copper property. The program has confirmed the continuity of acid-soluble copper mineralization over a strike distance of 12,000 feet between the MacArthur pit and the Gallagher area. The mineralization remains open to the south, east and west. Drilling in the Northwest Target area of the property has encountered numerous new intercepts of “porphyry copper type” chalcopyrite mineralization over a strike length of 4,600 feet that may represent the fringe of a major porphyry copper deposit.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

On August 5, the Company and 50% joint-venture partner Blackberry Ventures 1, LLC (Blackberry Ventures) announced the results of NI 43-101 compliant independent resource estimate for the Nieves silver property. Using a reporting cut-off grade of 45 g/t Ag, Caracle Creek International Consulting Inc. of Toronto, Canada estimated the Nieves´ indicated resource at 4.5 million tonnes averaging 103.4 g/t silver (3.02 oz/ton) containing 15.26 million ounces of silver. The inferred resources at La Quinta and North total over 14.5 million tonnes averaging 83.8 g/t silver (2.45 oz/ton) containing an additional 39.1 million ounces of silver.

On June 16, 2010, the Company announced commencement of drilling at South West Tintic, Duke Island and Willow Creek projects. Copper Ridge advised the Company that it has terminated its interest in the Duke Island property effective February 21, 2011. The Company awaits information from Freeport - McMoRan with regard to South West Tintic and assay labs with regard to Willow Creek.

On April 21, 2010, the Company announced that drilling at MacArthur copper project in the Yerington District, Nevada has expanded the extent of copper mineralization. A total of 19,110 feet drilled in 32 reverse circulation holes and three deep core holes has tested undrilled areas north and west of the pit; expanded the partially explored Gallagher area; and has begun to delineate the extent of mineralization in the Northwest Target area located 2,500 feet northwest of the pit. The mineralized zone remains open for continued expansion on three sides.

On April 20 and February 17, 2010, the Company and Blackberry Ventures announced the results from the in-fill drilling program at its Nieves silver property in Zacatecas, Mexico. All 29 holes totaling 6,118.7 meters were drilled within the La Quinta stockwork veinlet deposit, a series of veins and veinlets located along the Concordia-Gregorio Vein. The purpose was to in-fill the core area of the known deposit for 200 meters along strike and up to 200 vertical meters below surface. Holes were drilled on 25-meter centers between existing holes drilled on 50-meter centers. Results confirm the continuity of both high-grade and bulk mineable mineralization at the La Quinta deposit, which remains open along strike and at depth. La Quinta stockwork mineralization has now been traced by drilling for almost 1,000 meters along strike and has been tested by close-spaced drilling for over 200 meters of this distance. The shallow and uniform nature of mineralization makes it attractive for possible open pit mining.

Update on Mineral Properties

MacArthur Property – Nevada

The Company’s MacArthur project is a secondary copper deposit with the potential of sustaining a large run-of-mine heap leach operation using a solvent extraction/electrowinning (SXEW) process for low cost production. The Company initiated exploration drilling in April 2007 and by September 2010, completed a total of 122,100 feet of drilling in 249 holes on the property. The drilling program delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major copper porphyry system.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Quaterra’s 2009-2010 drilling program at MacArthur completed a total of 37,418 ft. of reverse circulation (RC) drilling in 73 holes and 4,550 ft. of core drilling in 3 deep holes. The drilling program tested the northern extension of higher grade acid soluble copper mineralization on 500 foot centers northwest of the pit (where QM-60 intercepted 260 ft. averaging 0.38% Cu at a depth of 140 ft.) and in-filled on 500 ft centers an undrilled area west of the pit (where QM-67 intercepted 50 ft. averaging 0.42% Cu at a depth of 175 ft.). In the southern Gallagher area, the drilling confirmed a band of continuous near surface oxide mineralization ranging in thickness from 15 to 60 feet over a distance of 1,900 feet between holes QM-155 and 156. Hole QM-141 intercepted 60 feet of 0.33% TCu from 0 to 60 feet.

The program’s three deep holes tested three of five prospective IPR anomalies to the north and northwest of the MacArthur pit. Hole QM-100, located 1,400 feet north of QM-68, intercepted porphyry-style chalcopyrite/biotite-chlorite veining at a depth 1,203 feet that assayed 0.58% copper over a thickness of 65 feet below the shallowly-dipping MacArthur fault zone. QM-109, spotted on an IPR anomaly, failed to reach projected depth due to fractured, caving ground while QM-99 intersected massive pyrite impregnated breccia and scattered zones of secondary biotite and chlorite alteration; common elements of a porphyry system.

An IPR survey over a total of 14.7 miles on the project was conducted during November and December, 2009 to extend historical IP coverage on the MacArthur project in all directions and to greater depths. The survey consisted of 7 north-south lines of which 4 lines were surveyed using the pole-dipole array and 3 employed the dipole-dipole method. At shallower depths, the survey results compared favorably with the historic IP data, but the new survey indicated that many IP anomalies have not been tested with deeper drilling. The IP anomaly delineated within the existing MacArthur pit extends to a significant depth and has not been tested with any drill holes. Obviously this is a high priority target in the exploration for high grade primary-sulfide ore.

IP anomalies were also defined in North Porphyry target and the Gallagher area that are coincident with magnetic highs. The North Porphyry target has been tested by a total of 12 drill-holes exceeding a depth of 750 feet and 2 holes exceeding 1,500 feet. Although several intersected primary-sulfide porphyry copper mineralization, the strongest IP anomalies with coincident magnetic highs have not yet been tested by drilling. Similarly, the northern edge of the Gallagher target has a number of strong IP anomalies of which only drill-hole QM-049 tested the south edge of this zone.

Alteration and copper mineralization with coincident high magnetic susceptibility and IP response continue to the contact with post-mineral Tertiary volcanic rocks in the western portion of Quaterra’s claim block. The new IPR survey identified two areas, northwest and north of the Gallagher deposit that represent possible copper mineralization beneath post-mineral volcanic rocks at reasonable depths. Moderate IP anomalies have been detected in both areas. A ‘constrained’ 3d inversion of the magnetic data is planned early in 2011 in an attempt to ‘see’ below the highly magnetic volcanic rocks.

Planned drilling at MacArthur will test several remaining deep targets for primary porphyry copper mineralization. The North Porphyry target, now supported by significant intercepts in four drill holes over an area of 3000 feet by 1000 feet, remains open in three directions and to depth. Four IPR targets, located north or west of the existing drilling, have yet to be tested. Significant porphyry-style alteration including potassic feldspar flooding-pyrite veining, particularly around the ore intercept of hole QM-100, indicate that Quaterra’s exploration program is penetrating the margins of a previously unrecognized porphyry center.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Mineral Resources

Tetra Tech, Inc. of Golden, Colorado completed an updated NI43-101 compliant independent resource estimate and technical report for the MacArthur Copper Project in January 2011. The Tetra Tech report concludes that the MacArthur project contains a measured and indicated oxide/chalcocite resource of 143.72 million tons averaging 0.192% total copper (TCu) that contains 551.6 million pounds of copper; an inferred oxide/chalcocite resource of 215.0 million tons averaging 0.197% TCu that contains 846.8 million pounds of copper; and an inferred primary sulfide resource of 74.1 million tons averaging 0.256% TCu that contains 379.5 million pounds of copper. The tables below summarize measured, indicated and inferred resources of the MacArthur project at various cutoff grades.

MacArthur Copper Project
Oxide and Chalcocite Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.12	143,721	0.192	551,601
0.20	46,027	0.263	241,918
0.25	17,676	0.330	116,803
Inferred Copper Resources
0.12	215,043	0.197	846,839
0.20	63,538	0.306	389,234
0.25	30,740	0.397	243,953

MacArthur Copper Project
Primary Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.15	1,448	0.218	6,325
0.20	639	0.269	3,443
0.25	353	0.309	2,179
Inferred Copper Resources
0.15	74,090	0.256	379,489
0.20	39,476	0.328	259,120
0.25	28,347	0.370	209,995

The resources quoted in the table above are based on a three-year average copper price of US$3.03 per pound. For the leachable, SX/EW recoverable resources a base case cutoff grade of 0.12 percent TCu has been applied. For the sulfide resources that would be recoverable by conventional flotation methods, a base case cutoff grade of 0.15 percent TCu has been applied. These cutoff grades have been developed based on average mining costs for similar sized operations and from cost estimation services, using a metallurgical recovery of 90% of the oxide copper grades for the SX/EW material and a metallurgical recovery of 88% for the conventional flotation material, and a smelter charge of US$0.50 per pound for processing conventional flotation concentrates.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

The 2009-2010 drilling program added 8,547 copper assays to the 26,554 existing copper assays that were used in the 2009 report. The 2010 updated resource model used the same kriged estimation parameters as were developed and reported in the 2009 technical report, with the exception of the increase in the physical block model due to the new drilling, an update in the interpretation of the various mineralized zones and slight modifications in the search parameters for the inferred class.

The copper resources were estimated using whole block kriging techniques and oriented search ellipsoids based on the individual variograms and were then classified into measured, indicated, and inferred categories by a combination of jackknifing and kriging error analysis. The rock model was then assigned a tonnage factor based on the historic information that indicates an average in-place bulk density of 12.5 cubic-feet per ton. The individual blocks of the model measure 25 by 25 feet by 20 feet high.

The location of the various categories of resource blocks in the estimate reflects the density of drill holes on the project. Measured and indicated resource blocks are predominantly in or adjacent to the MacArthur pit where the drill hole spacing is the tightest. Inferred resource blocks trace the wider-spaced, 500 foot by 500 foot drilling pattern to the north and west of the pit. Several isolated areas containing indicated resource blocks are also estimated where one or more angle holes have been drilled from the same location in the wider spaced pattern.

The technical report concludes that significant potential for development of additional mineral resources are present within and adjacent to the current drill-hole pattern at MacArthur. The report recommends a completion of infill drilling to an approximate average drillhole spacing of 250 feet to allow re-classification of inferred category resources into measured and indicated categories in areas that are currently under-drilled and continued efforts to enlarge the oxide and chalcocite/oxide mix resource areas. The report also recommends continued drilling to investigate the potential primary sulfide mineralization at depth.

The Tetra Tech resource estimate is included with a description of the project history, geology, mineralization, sampling procedures, and laboratory Quality Assurance/Quality Control procedures. The NI43-101 Technical Report is available at www.sedar.com. The Qualified Person for the MacArthur Copper Project resource estimate and the technical report is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

Future Work Plans

Quaterra’s future plans for the MacArthur project include; infill drilling to upgrade the status of existing resources, step-out drilling to delineate the outer margins of the deposit, deep drilling to explore for primary copper sulfide mineralization, and large diameter (PQ) core drilling to obtain adequate sample material for metallurgical leach column tests. Data from these programs will be incorporated into a preliminary scoping study to guide additional definition drilling on the project.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Yerington – Nevada

The Arimetco assets in the Yerington Mining District have been under review since Quaterra received approval of the U.S. court to acquire the property in May 2007. The original 180 day review year has been extended until July 12, 2011. A series of environmental, legal and technical due diligence studies have been completed.

The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report (“ESA”) in April 2009 to identify conditions indicative of releases or threatened releases of hazardous substances. The report identifies some environmental concerns related to the project, but nothing extraordinary for operations of similar size and vintage. The study allows the Company to establish liability protection as a bona fide prospective purchaser and must be updated prior to closing the transaction. SRK Consulting (U.S.), Inc. completed an update on January 11, 2010 and a subsequent update in March, 2011.

Legal due diligence has addressed most of the issues related to the Arimetco assets with a few items pending near term completion. A legal description of the property has been completed including a chain of title report. Water rights for the mine have been extended and assigned to the property. Further extensions will require the Company to show that substantial work has been accomplished toward the goal of putting the water rights to full beneficial use. The most important remaining issues are completing agreements to define, limit and protect the Company from existing liabilities on the property. Numerous meetings have taken place with city, county, State and Federal representatives to explain and clarify the Company’s positions regarding work plans, site logistics and timing of possible remedial actions.

Technical due diligence has concentrated on reviewing and compiling a wealth of historical data in the Anaconda Library in Laramie, Wyoming. To assist in the review, numerous reports, maps and historical drilling data have been scanned and entered into an internal data base. An initial review has been completed of both past production and remaining mineralization in and around the Yerington pit.

Although the process has been slow, the Arimetco assets merit the efforts required for acquisition. The Yerington mine is the center of a prolific copper district and can provide Quaterra not only with additional exploration targets but increased flexibility when considering production alternatives. Subject to successful completion of due diligence, Quaterra plans to explore the property as part of its ongoing exploration program at MacArthur. Significant tonnages of copper oxide and sulfide mineralization remain below and peripheral to the Yerington pit and much of the area between the pit and the MacArthur deposit remains only partially explored, including the area of the Bear deposit.

Acquisition costs incurred to December 31, 2010 were $2,100,233 and exploration expenditures were $839,354 for a total of $2,939,587. Acquisition costs incurred to December 31, 2009 were $1,659,336 and exploration expenditures were $739,824 for a total of $2,399,160.

Alaska Properties

Duke Island – Alaska

The Duke Island project consists of 129 unpatented federal claims and 11 state claims located 30 miles south of Ketchikan. The claims were acquired following the discovery of nine occurrences of Cu-Ni-PGE mineralization in mafic/ultramafic rocks that appear to have the principal ingredients necessary to host a large copper/nickel sulfide deposit.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Several high priority copper/nickel sulfide targets have been delineated by Quaterra’s exploration at Duke Island. Geological mapping, sampling, airborne and ground geophysical surveys, and two phases of drilling defined the presence of mineralized sill-like intrusions that form magma conduits for large volumes of mafic magmas on the property. Surface rock samples from the occurrences contain up to 1.95% copper, 0.25% nickel and 1 gpt combined PGEs.

On September 29, 2009, the Company signed an option agreement with Copper Ridge Exploration Inc. (Copper Ridge). The Agreement provides that Copper Ridge can earn up to a 65% interest in the Duke Island project through expenditures on the property totaling $5 million.

Copper Ridge drilled 1,537 meters in five holes to test the Duke Island targets during the 2010 field season. The best results from the program included .294% copper and .075% nickel over 4.9m and .148% copper and ..039% nickel over 13.4 m over two separate intervals in hole DK10-08. Despite drilling to depths of up to 468 m, the targeted basal contact of the mineralized intrusion was not encountered. The drilling determined that zoning within the ultramafic complex is more complex than anticipated and that what had been thought to be the basal contact, as interpreted through several geophysical techniques, was in fact rafts of partially assimilated sedimentary rocks. The combination of high sulfide content and graphite related to the sediments produced strong electromagnetic conductors.

Copper Ridge advised the Company that it is terminating its interest in the property effective February 21, 2011.

Herbert Glacier Gold Project – Alaska

The Herbert Glacier project is an early stage, partially drill tested, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. Consisting of 91 unpatented lode claims located 20 miles north of Juneau and 25 miles south of Couer’s new Kensington gold mine, the property covers a series of parallel vein structures exposed at the toe of a retreating glacier.

Quaterra signed an option agreement with Grande Portage Resources Ltd. (Grande Portage) on June 17, 2010. Grande Portage can earn a 65% interest in the Herbert Glacier property by spending US$1.25 million in two stages.

Grande Portage started a diamond core drilling program at the Herbert Glacier during the quarter that is expected to complete 15 holes prior to the end of the 2010 drilling campaign. On October 22, 2010, Grand Portage announced that the initial results of the program confirmed the major elements of a complex mesothermal gold-quartz system with numerous targets.

Detailed geologic mapping and analysis of aerial photographs has been completed over about the southern two-thirds of the most intensely mineralized part of the property. Three master vein-faults of approximate EW strike and steep N dip have been identified as the Floyd, Deep Trench, and Main structures. The Deep Trench and Main structures have been mapped over strike-lengths of about 2100 meters and vertical distances of several hundred meters. Grand Portage reported that subsidiary structures such as the Ridge vein are sub parallel to the main structures and are themselves attractive targets for mineralization.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Reconnaissance mapping has identified at least two more master vein-faults, tentatively named Goat Creek and North, to the north of the detailed studied area.

During the 2010 field season, Grand Portage conducted a drilling program as an initial test the Main, Ridge, and Deep Trench Veins from 5 platforms. Highlights of the program include an intercept in the Main Vein of 1.14 m assaying 17.1 g/t Au in hole 10C-1. The hole also intersected a new vein of about 0.86 m thickness that contained 6.17 g/t Au. Drill hole 10D-2 intercepted a quartz-sulfide vein of about 4 meters true thickness with an intercept of 6.55 g/t Au over 1.15 m. Other significant intercepts were reported in the Ridge Vein (0.85 m averaging 6.85 g/t Au in hole 10A-4) and in the Deep Trench Vein (0.52 meters averaging 9.4 g/t Au in hole 10B-1). Drilling from Platforms A, C and D track Herbert's Main Vein for about 750 m intercepting the vein at three general locations.

Grand Portage believes the mineralization on the Herbert Glacier project is more than a series of gold enriched quartz veins. The Main Vein remains underexplored and deserves more drill testing especially to the west where free gold in quartz veins is exposed in the outcrop. Furthermore, two veins identified only in reconnaissance, North and Goat Creek, should also be tested. Grand Portage intends to carry forward the Herbert Glacier exploration program in 2011.

Total acquisition costs incurred to December 31, 2010 for both Duke Island and Herbert Glacier properties were $276,933 and exploration expenditures were $2,415,742 for a total of $2,692,675. Acquisition costs incurred to December 31, 2009 were $275,707 and exploration expenditures were $2,410,713 for a total of $2,686,420.

Uranium Project – Arizona, Utah and Wyoming

Quaterra’s Arizona Strip uranium project includes some of the most prospective uranium properties in the northern district. Now totaling approximately 38 square miles with more than 200 VTEM geophysical anomalies, the Company’s land position controls much of the future production potential of the northern district. Quaterra’s assets include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

Exploration on federal lands in the Arizona Strip is presently restricted by a segregation order that is in force until July of 2011 when the Secretary of the Department of the Interior will decide if and what specific areas are to be withdrawn from mineral entry. Quaterra’s activities have strong local and state support and the Company is optimistic that efforts to withdraw federal lands will not be successful. The uranium of this prolific district represents an enormous domestic supply of clean energy and many jobs at a time when both are critical to the needs of the country.

Although the segregation restricts exploration on federal lands, the regulations do not affect exploration activity or access to conduct exploration on Arizona State lands in the district. The Company’s land position now includes 6.9 square miles of Arizona State Mineral Exploration Permits within the heart of the district where 16 high and moderate priority geophysical anomalies have been identified by the Quaterra’s airborne VTEM survey. In contrast to the segregated area, exploration on state mineral properties is encouraged and permitting is relatively easy.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Acquisition costs incurred to December 31, 2010 were $4,458,996 and exploration expenditures were $7,611,207 for a total of $12,070,203. Acquisition costs incurred to December 31, 2009 were $3,951,141 and exploration expenditures were $7,391,365 for a total of $11,342,506.

Nieves Property – Mexico

The Company and Blackberry Ventures, completed a successful 29 hole, 6,118.7 meter in-fill drilling program during the fourth quarter of 2009 and the first quarter of 2010. All holes were drilled within the La Quinta stockwork veinlet silver deposit, a series of veins and veinlets located along the Concordia-Gregorio Vein. The purpose of the program was to in-fill the core area of the known La Quinta deposit for 200 meters along strike and up to 200 vertical meters below surface. Holes were drilled on 25-meter centers between existing holes drilled on 50-meter centers.

Almost all of the holes intersected relatively shallow zones of continuous silver mineralization ranging between 30 and 70 meters in thickness and between one and three ounces in grade, often including narrower intervals of higher grade silver mineralization ranging between 15 and 38 meters in thickness and 3.2 to 9.5 ounces in grade. La Quinta stockwork mineralization has now been traced by drilling for almost 1,000 meters along strike and has been tested by close-spaced drilling for over 200 meters of this distance. The shallow and uniform nature of mineralization makes it possible for open pit mining.

The extensive and consistent silver values have provided impetus to expedite metallurgical testing, an induced polarization survey and updated NI43-101 resource estimate by Caracle Creek International Consulting Inc., all aimed at evaluating the possibility of open pit mining.

The La Quinta stockwork deposit remains open along strike and at depth. The Concordia vein is only one of several veins on the Company’s claim group known to contain high grade silver. In addition, several untested geophysical anomalies may represent additional sites of mineralization. Specific work plans will be developed following completion of the work described above.

The Company and Blackberry Ventures, announced on August 5, 2010, the completion by Caracle Creek International Consulting Inc. of Toronto, Canada of an updated NI43-101 compliant independent resource estimate for its Nieves silver property in northern Zacatecas, Mexico.

Concordia and San Gregorio vein systems, Nieves Property

Estimated mineral resources1

Vein	Zone	Classification	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz) [2]	Ag (oz) [2]
Concordia	La Quinta	Indicated	4,589,800	0.104	103.446	15,347	15,265,294
Concordia	La Quinta	Inferred	10,516,387	0.079	85.527	26,711	28,917,951
San Gregorio	North	Inferred	4,005,417	0.15	79.41	19,446	10,226,479

1)	Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, using a reporting cut-off grade of 45 g/t Ag.
2)	1 troy ounce = 31.103 grams.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Nieves’ indicated resource of 4.5 million tonnes averaging 103.4 g/t silver (3.02 oz/ton) contains 15.26 million ounces of silver. The inferred resources at La Quinta and North total 14.5 million tonnes averaging 83.8 g/t silver (2.45 oz/ton) containing an additional 39.1 million ounces of silver.

The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling. The report recommends additional drilling to the west and east along both the Concordia and San Gregorio veins.

An induced polarization/resistivity (IPR) survey conducted on the Nieves property during May and August, 2010 indicates a continuation of mineralization well beyond the extent of current drilling. The survey totaled 36,300 meters in 27 lines that covered each of the target areas including Concordia-San Gregorio-Dolores vein system, Santa Rita vein system, California vein system and two additional target areas; the Manto-1 target and the El Rosario mercury occurrence.

A 6,000 meter drill program began on September 23rd to test the east and west extensions of the Concordia and San Gregorio veins, and selected targets along the California and Santa Rita veins. The program completed 19 holes prior to the end of 2010. Eight holes testing the Gregorio North vein (QTA 112-118, QTA 122) traced the Gregorio North vein for an additional 500 meters to the west. The vein now has a known strike length of approximately 1,000 meters. The two best holes (QTA 115-116) are on the extreme east end and will be offset further eastward. The decrease in grade and thickness to the west (QTA 122) will also be evaluated with further drilling.

Three holes (QTA 119-120, QTA 123) drilled west of the La Quinta zone tested the Concordia West vein. The program intersected significant mineralization and demonstrated that La Quinta remains open in this direction. Hole QTA 123 contains 78.1 meters of 69 g/tonne silver beginning at a downhole depth of 103.6 meters, including a 13.85 meter interval averaging 290 g/tonne silver (8.5 oz/ton).

Three holes tested the California vein (QTA 127-128 and QTA 130) and demonstrated that silver mineralization continues over a minimum distance of 350 meters. Hole QTA 130, near the east end of known mineralization, intersected several zones of shallow, stockwork style mineralization, including eight meters of 79 g/tonne silver beginning at a depth of 22 meters. Additional drilling will be necessary to determine if the vein continues westward beyond this hole.

Since inception to December 31, 2010, the Company had incurred $1,472,896 for acquisition costs and $2,780,131 for exploration expenditures giving a total of $4,253,027 for its 50% interest in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$4,406,526 for its 50% interest in Nieves.

Other Mexico Properties – Goldcorp IFA

The IFA currently includes 12 properties covering over 950 square miles with exploration focused on discovering large Peñasquito-style gold-silver deposits. Work is in progress on the following properties:

  Mirasol. Nine core holes (4,052 meters) have been completed. Drilling at the Aguila prospect targeting epithermal gold mineralization has failed to find the feeder zone. Testing of several induced polarization anomalies has intersected weak sedex copper mineralization in an isolated black shale basin.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

  Americas. Nine lines of IP defined an anomalous IP zone that has a strike length of 2500 meters (strongest part is 1500 meters), a near vertical dip and a width of about 500 meters. Quaterra discovery drill hole AMD-3, which intersected 12 meters averaging 59g/tonne silver, appears to have just cut the very top part of the anomalous body. Eleven holes have been completed.

  Sierra Sabino. Goldcorp has designated this property as an Advanced Project under the terms of the IFA. A core drilling program began in July to test at least four separate targets identified by mapping, geochemistry and IP. Seven holes had been completed by year-end with drilling continuing.

  Santo Domingo. Mapping is complete on this large copper- gold target. A five line induced polarization survey was completed in October, 2010. Drilling began on February 16, 2011.Reconnaissance. Five blocks covering 3,665 line kilometers were flown by HeliTem during December. Interpretation is in progress.

Other Properties – United States

The Company did an impairment test for its mineral properties in 2010. As a result, Wassuk property was written down to nil due to lack of exploration merits. See Note 6 in the consolidated financial statements for the year ended December 31, 2010 for discussion on other properties being explored by the Company.

Mineral Property Expenditure

During the year ended December 31, 2010, the Company incurred $8,993,987 on mineral property expenditures. The total mineral properties expenditure was allocated as follows: 35.4% on MacArthur, 34.3% on Mexico properties except Nieves, 9.1% on Nieves, 6.0% on Yerington, 8.1% on Uranium properties, and 7.0% on other properties, in the United States.

A summary of all mineral property expenses by property can be found in Note 6 of the consolidated financial statements dated December 31, 2010.

The deferred mineral property costs as at December 31, 2010 were as follows:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

All Mineral Properties	Balance	Additions				Change during	Balance
	December 31, 2009	Q1	Q2	Q3	Q4	the Year	December 31, 2010
Summary by Expenditures
Total acquisition	$11,336,930	$924,020	$402,942	$1,083,917	$(273,433)	$2,137,446	$13,474,376
Total exploration	24,754,753	1,932,931	1,920,709	1,314,015	1,688,886	6,856,541	31,611,294
Total	$36,091,683	$2,856,951	$2,323,651	$2,397,932	$1,415,453	$8,993,987	$45,085,670

Summary by Property
Nieves, net of cost recovery	$3,430,646	$254,337	$87,765	$153,796	$326,483	$822,381	$4,253,027
Other properties, Mexico	4,317,755	1,062,626	919,508	215,529	890,989	3,088,652	7,406,407
MacArthur copper	9,369,779	1,295,164	880,217	658,830	348,306	3,182,517	12,552,296
Yerington copper	2,399,160	64,813	168,568	163,862	143,184	540,427	2,939,587
Alaskan properties	2,686,420	1,690	3,956	608	-	6,254	2,692,674
Uranium properties	11,342,506	57,298	73,150	464,801	132,448	727,697	12,070,203
Other properties, US	2,545,417	121,023	190,487	740,506	(425,957)	626,059	3,171,476
Total	$36,091,683	$2,856,951	$2,323,651	$2,397,932	$1,415,453	$8,993,987	$45,085,670

Review of Financial Results

For the year ended December 31, 2010 (“2010”), the Company reported a net loss of $6,806,432 compared to a net loss of $6,988,414 in the previous year (“2009”). A comparison of general administration expenses for the year ended December 31, 2010 and 2009 is provided in the table below:

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

	Years ended December 31,		Increase
	2010	2009	(decrease)
General and administrative expenses
Administration and general office expenses	$579,032	$586,571	$(7,539)
Consulting	369,779	366,384	3,395
Directors' fees	113,240	117,453	(4,213)
Investor relations and communications	274,827	171,989	102,838
Professional fees	473,532	415,495	58,037
Personnel costs	833,372	427,453	405,919
Transfer agent, regulatory fees and taxes	157,205	114,089	43,116
Travel & promotion	134,443	54,871	79,572
	$2,935,430	$2,254,305	$681,125

General administrative expenses increased by $681,125, or 30%, (excluding non-cash items), reflecting the Company’s increased activities in 2010.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

An analysis of the changes is outlined below:

a)

Administration and general office general expenses decreased by $7,539 from $586,571 in 2009 to $579,032 in 2010 reflecting the renegotiated administration fees with a related party. The decrease was partially offset by increased office expenses.

b)

Investor relations and communications increased by $102,838 from $171,989 in 2009 to $274,827 in 2010 resulting from increased investor relation activities and material printing for the Annual General Meeting in 2010.

c)	Professional fees increased by $58,037 from $415,495 in 2009 to $473,532 in 2010 resulting primarily from the increased fees relating to accounting, auditing and tax matters.

d)

Personnel costs increased by $405,919 from $427,453 in 2009 to $833,372 in 2010 resulting from the reinstatement of executive officers’ contracted salaries and appointment of VP Corporate Development in April 2010. In 2009, the salaries were voluntarily reduced by the officers.

e)	Transfer agent, regulatory fees and taxes increased by $43,116 from $114,089 in 2009 to $157,205 in 2010 due to taxes in Mexico and fees related to the annual general meeting.

f)	Travel and promotion increased by $79,572 from $54,871 in 2009 to $134,443 in 2010 reflecting resumed promotional activities and conferences.

Other and Non-Cash Expenses (Income)

	Years ended December 31,		Increase
	2010	2009	(decrease)
Other expenses (income) and non-cash items:
General exploration costs	$794,571 $	423,681	$370,890
Gain on sale of mineral property	(50,000)	-	(50,000)
Amortization	95,184	72,934	22,250
Foreign exchange loss (gain)	324,828	(601,384)	926,212
Warrant modification expense	-	95,252	(95,252)
Interest and financing costs	11,114	593,824	(582,710)
Interest income	(22,435)	(3,250)	(19,185)
Exploration partner administration fees	(155,639)	(34,003)	(121,636)
Stock-based compensation	2,251,258	3,419,775	(1,168,517)
Impairment	622,121	767,280	(145,159)
	$3,871,002 $	4,734,109	$(863,107)

a)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties. If the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred. Exploration costs increased by $370,890 due to the increased exploration activities for the current year.

b)

Foreign exchange: The Company recognized a foreign exchange loss of $324,828 in 2010 compared to a gain of $601,384 in 2009 due to the fluctuation of Canadian dollar. Volatility in the foreign exchange rate could continue to result in foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)	Stock-based compensation decreased by $1,168,517 from $3,419,775 in 2009 to $2,251,258 in 2010. The values of stock-based compensation were determined by the Black-Scholes option pricing model.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

d)	Higher interest and financing costs in 2009 are the result of the effective interest cost and finders’ fees on the convertible notes. All notes were converted in November 2009.

e)	The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% on its central Mexico properties under Goldcorp agreement.

Selected Annual Information

The following table sets forth a comparison of financial data for the pervious three most recently completed fiscal years:

		December 31,
	2010	2009	2008
Interest income and exploration partner administration fees	$178,074	$37,253	$124,281
Net loss for the year	(6,806,432)	(6,988,414)	(6,834,181)
Basic and diluted loss per share	(0.06)	(0.08)	(0.08)
Total assets	65,460,923	41,872,497	34,397,289
Long-term financial liability	-	-	2,953,370
Cash dividends declared	-	-	-

Quarterly Information Trends

The following quarterly information is derived from the Company’s consolidated financial statements:

	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
General administrative expenses	(799,058)	$(675,229)	$(848,023)	$(707,749)
Interest earned	12,489	4,533	929	4,484
Exploration partner administration fees	57,941	41,650	30,614	25,434
Foreign exchange	(106,236)	(226,066)	187,015	(179,541)
General exploration	(379,923)	(103,971)	(251,264)	(59,413)
Operating loss	(1,214,787)	(959,083)	(880,729)	(916,785)
Financing and interest costs	(1,898)	(1,853)	(3,019)	(4,899)
Stock-based compensation	(214,380)	(1,626,918)	(201,598)	(208,362)
Gain on sale of mineral property	50,000	-	-	-
Impairment	(622,121)	-	-	-
Net loss	(2,003,186)	(2,587,854)	(1,085,346)	(1,130,046)
Unrealized gain (loss) on investments	10,230	(6,000)	1,334	(9,897)
Basic loss per share	(0.02)	$(0.02)	$(0.01)	$(0.01)

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
General administrative expenses	$(427,667)	$(627,501)	$(540,287)	$(731,784)
Interest earned	2,375	522	71	282
Exploration partner administration fees	23,033	3,604	2,621	4,745
Foreign exchange	(86,918)	505,089	409,851	(226,638)
General exploration	(95,890)	(165,668)	(38,899)	(123,224)
Operating loss	$(585,067)	(283,954)	(166,643)	(1,076,619)
Financing and interest costs	(108,636)	(150,128)	(163,173)	(171,887)
Stock-based compensation	(2,437,134)	(192,378)	(382,776)	(407,487)
Share purchase warrants modified	(11,137)	-	(84,115)	-
Impairment	(767,280)	-	-	-
Net loss	$(3,909,254)	(626,460)	(796,707)	(1,655,993)
Unrealized gain (loss) on investment	(12,866)	-	-	-
Basic loss per share	$(0.04)	$(0.01)	$(0.01)	$(0.02)

The Company’s results have been largely driven by the level of its exploration activities and fluctuations in the metal prices and foreign exchange rates. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  Mineral property expenditures can vary widely from quarter to quarter depending on the timing of option payments and the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Stock based compensation amounts can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

During the fourth quarter, the Company’s general exploration increased to $379,923 due to increased exploration work carried out in MacArthur and Nieves properties. Interest earned increased to $12,489 resulting from the $17 million private placement closed in October 2010.

In October 2010, the Company completed a sale of its previous mineral property in British Colombia for $10,000 cash and one million shares of the purchaser. The property was written down to nil in 1999.

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. The committed costs for 2011 and 2012 to Manex are $186,000 and $93,000, respectively. The current expiry date is June 30, 2012. Please see consolidated financial statements Note 9 for more detailed information.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

The Company is party to an agreement dated March 27, 2006, subsequently amended, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer at $175,000 per annum.

Financial Conditions, Liquidity and Capital Resources

The Company finances its operations by raising capital in the equity markets. On October 27, 2010, the Company closed a brokered private placement and received gross proceeds of $17,000,090. As at March 24 2011, the Company has cash and cash equivalents of $22 million, of which $20 million has been invested in low risk guaranteed investment certificates (“GIC’s”).

The Company will need to rely on the sale of equity and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

During the year ended December 31, 2010, the Company received net proceeds of $19,955,427 from private placements, $6,779,125 from the exercise of warrants, $950,700 from the exercise of stock options.

In year ended December 31, 2010, the Company used cash in operating activities of $4,338,516 (2009 -$2,154,933) and $9,049,566 (2009 - $4,630,243) in mineral property exploration and acquisition. The Company received US$765,357 shared exploration costs from Blackberry Ventures and US$920,855 exploration recovery from Goldcorp for the advanced property.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at March 24, 2011, 141,823,041 common shares were issued and outstanding, 19,982,559 warrants were outstanding at a weighted average exercise price of $0.75 and 10,779,000 stock options were outstanding and 10,257,333 exercisable at a weighted average exercise price of $1.59.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of December 31, 2010 and there have been no significant changes to internal control over financial reporting in the year ended December 31, 2010.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the consolidated financial statements for the year ended December 31, 2010, and the Board of Directors approved these documents prior to their release.

Transition to International Financial Reporting Standards (“IFRS”)

The Company continues to monitor the deliberation and progress on its plan to adopt IFRS. Differences between Canadian GAAP and IFRS will impact the Company’s activities to varying degrees, some of which are dependent on policy choice decisions. The Company’s main objective in the selection of IFRS policies and transition elections is to ensure that meaningful and transparent information is provided to stakeholders.

The major differences between the current accounting policies of the Company and those the Company expects to apply in preparing IFRS financial statements are included below. These differences do not represent a complete list of expected changes under IFRS.

Key areas	Canadian GAAP	IFRS	Analysis
Capital assets	Capital assets are recorded at cost.	Under IFRS 1, capital assets can be recorded at historical cost or at fair value. The carrying value must be assessed annually or when events or circumstances occur which could impair the carrying value.	The Company will continue to record its capital assets at cost due to the complexity and the resources required to reassess fair value on an on- going basis.
Mineral properties and deferred exploration costs	Exploration, evaluation and development costs can be either capitalized or expensed when incurred.	IFRS provides only limited guidance on this topic and currently allows the Company to continue its current treatment.	The existing policy of capitalizing exploration costs will be maintained.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Impairment of long-lived assets	Mineral properties, capital assets and deferred exploration costs are tested for impairment on an annual basis or when there are indicators of impairment.	Same as Canadian GAAP.	The use of discounted future cash flows as an indicator of impairment may increase the likelihood of write downs in the future.
Functional currency	The Company has determined that the Canadian dollar is its functional currency of the parent company. Functional currency is determined by the reference to the following: The currency used in day- to-day operations; and The currency used for labor, materials and other costs of the product or service.	IFRS provides more guidance in determining functional currency. Functional currency is defined as the currency of the primary economic environment in which the entity operates. IFRS provides additional factors to consider in determining functional currency.	The Company is in the process of analyzing its functional currency under IFRS. It is likely that the Company’s functional currency will remain the Canadian dollar.
Warrants	US dollar-denominated warrants are accounted as equity instruments.	Warrants denominated in a currency other than the functional currency of the Company (Canadian dollar) will need to be reclassified as liabilities and recognized at fair value, with changes in value being recorded in the statements of operations and the opening adjustment to be recorded to opening retained earnings.	Quantification of this impact is not expected to be materially different from the United States GAAP adjustment at December 31, 2009 with a total reclassification of liability value of approximately $8.5 million.
Stock-based compensation	Stock-based compensation is determined using the Black Scholes option pricing model. Allows use of the straight-line method or accelerated method to account for graded-vesting features.	Stock-based compensation is determined using the Black Scholes option pricing model. For graded-vesting features, each installment or vesting period is treated as a separate share option grant, and hence the fair value of each vesting period will differ.	The recognition of the value of stock-based compensation will be higher in early vesting periods and will decrease as options approach the final vesting period.

The Company is currently working through the implementation phase. Draft IFRS financial statements are being developed and are about to undergo a thorough review process with the involvement of the Company’s auditors. Significant differences between Canadian GAAP and IFRS impacting the Company’s opening balance sheet for January 1, 2010 are in process of being finalized.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

The audit committee of the Company is kept informed of management’s decision on accounting policy choices under IFRS.

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred.

Section 1601, “Consolidated Financial Statements”, replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

Section 1602, “Non-Controlling Interests”, establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to IFRS on consolidated and separate financial statements. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

All three sections must be adopted concurrently. The Company will evaluate the impact of the adoption of these sections on the Company’s consolidated financial statements in the event of a business combination.

Financial and other Instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. Please refer to Note 11 in the consolidated financial statements December 31, 2010 for detailed discussions.

The Company’s investment as at December 31, 2010 was carried at fair value. In the year ended December 31, 2010, the Company reported an unrealized loss of $4,333 from mark-to-market adjustments on the investments.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

The Company does not generate any revenues from production. The Company’s success will depend largely upon management’s ability to discover and develop commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on a number of factors including commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	December 31, 2010	December 31, 2009

Rate at end of year	0.9946	1.0510
Average rate	1.0303	1.1420
High	1.0745	1.2991
Low	0.9946	1.0259

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Gram s/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide